Exhibit (k)(7)

Appendix A

Percentage of Average
Fund and Class	Daily Net Assets
The Private Shares Fund – Class A	2.65%
The Private Shares Fund – Class I	2.40%
The Private Shares Fund – Class L	2.90%

Dated as of May 1, 2023